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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                     ClearBridge Energy MLP Total Return Fund Inc.
                                (NAME OF ISSUER)


                        Mandatory Redeemable Preferred Shares
                         (TITLE OF CLASS OF SECURITIES)


                                    18469P4#2
                                 (CUSIP NUMBER)


Steve Katz                        Donald Griffith
Babson Capital Management LLC     Massachusetts Mutual Life Insurance Company
1500 Main Street, PO Box 15189    1295 State Street
Springfield, MA 01115-5190        Springfield, Massachusetts 01111
(413) 226-1000                    (800) 767-1000


            (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                               March 26, 2015
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                      (Continued on following pages)

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CUSIP No. 18469P4#2                   13D                      PAGE 2 OF 8 PAGES
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  1   NAMES OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Massachusetts Mutual Life Insurance Company
      04-1590850
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
----- --------------------------------------------------------------------------
  5   CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

      Not Applicable
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                0
       NUMBER OF          ----- ------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                240(1)
          EACH            ----- ------------------------------------------------
       REPORTING            9   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0
                          ----- ------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                240(1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      240(1)
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      Not Applicable
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      34.3%(2)
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO, IC


(1) Massachusetts Mutual Life Insurance Company ("MassMutual"), a Massachusetts corporation, is the beneficial owner of 240 Mandatory Redeemable Preferred Shares which are held in one or more advisory accounts. Babson Capital Management LLC ("Babson Capital"), a Delaware limited liability company and wholly-owned indirect subsidiary of MassMutual, acts as investment adviser to these advisory accounts, and as such may also be deemed to be the beneficial owner of the 240 shares.

(2) The referenced securities are preferred equity securities which the Reporting Persons are informed, represent, in the aggregate, 34.29% of the preferred equity securities of the Issuer. The percentage that appears in row 13 has been rounded up from 34.29% to the nearest tenth of a percent in accordance with the instruction to Rule 13d-101.


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CUSIP No. 18469P4#2                    13D                     PAGE 3 OF 8 PAGES
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  1   NAMES OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Babson Capital Management LLC
      51-0504477
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY

----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
----- --------------------------------------------------------------------------
  5   CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

      Not Applicable
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                            7   SOLE VOTING POWER

                                0
       NUMBER OF          ----- ------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                240(1)
          EACH            ----- ------------------------------------------------
       REPORTING            9   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0
                          ----- ------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                240(1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      240(1)
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      Not Applicable
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      34.3%(2)
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      IA


(1) Babson Capital, in its capacity as investment adviser, may be deemed to be the beneficial owner of 240 Mandatory Redeemable Preferred Shares, which are held in certain advisory accounts owned (directly or indirectly) or controlled by MassMutual.

(2) The referenced securities are preferred equity securities which the Reporting Persons are informed, represent, in the aggregate, 34.29% of the preferred equity securities of the Issuer. The percentage that appears in row 13 has been rounded up from 34.29% to the nearest tenth of a percent in accordance with the instruction to Rule 13d-101.


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CUSIP No. 18469P4#2                    13D                     PAGE 4 OF 8 PAGES
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Item     1. Security and Issuer:

         This statement relates to the Mandatory Redeemable Preferred Shares of ClearBridge Energy MLP Total Return Fund Inc. The Issuer's principal offices are located at 620 Eighth Avenue, 49th Floor, New York 10018.


Item     2.  Identity and Background:

         (a) This statement is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons".

           (i) Massachusetts Mutual Life Insurance Company ("MassMutual")
           (ii)Babson Capital Management LLC ("Babson Capital")

         (b) MassMutual's principal office is located at 1295 State Street, Springfield, MA, 01111. The principal office for Babson Capital is located at 1500 Main Street, Suite 2800, Springfield, MA, 01115.

         (c) The principal business of MassMutual is that of a diversified financial services organization providing financial products and services that include mutual funds, money management, trust services, retirement planning products, life insurance, annuities, disability income insurance, and long-term care insurance. The officers and directors of MassMutual, who are all citizens of the United States, are as follows:

         Officers:

Roger W. Crandall, Chairman, President and Chief Executive Officer
Robert M. Casale, Executive Vice President and Chief Information Officer
M. Timothy Corbett, Executive Vice President and Chief Investment Officer Michael R. Fanning, Executive Vice President, U.S. Insurance Group
Debra A. Palermino, Executive Vice President, Human Resources
Mark D. Roellig, Executive Vice President and General Counsel
Michael T. Rollings, Executive Vice President and Chief Financial Officer Elaine A. Sarsynski, Executive Vice President, Retirement Services
Elizabeth A. Ward, Executive Vice President and Chief Enterprise Risk Officer

         Board of Directors:

Roger W. Crandall
Mark T. Bertolini
Cristobal I. Conde
Kathleen A. Corbet
James H. DeGraffenreidt, Jr.
Patricia Diaz Dennis
Robert A. Essner
Isabella D. Goren
Raymond W. LeBoeuf
Jeffrey M. Leiden, M.D., Ph.D.
Cathy E. Minehan
Marc F. Racicot
Laura J. Sen
William T. Spitz
H. Todd Stitzer


         The principal business of Babson Capital is that of an entrepreneurial capital management firm focused on creating innovative investment strategies and solutions for sophisticated investors. The officers and managers of Babson Capital, who are all citizens of the United States, are as follows:

         Officers:

Thomas M. Finke, Chairman and Chief Executive Officer
Clifford M. Noreen, President and Managing Director
Russell D. Morrison, Vice Chairman and Managing Director
Bernadette M. Clegg, Chief Financial Officer, Treasurer and Managing Director Paul J. Thompson, Chief Operating Officer and Managing Director
Susan A. Moore, Chief Administrative Officer and Managing Director Christopher A. DeFrancis, Co-General Counsel, Chief Compliance Officer and Managing Director
Shelden M. Francis, Co-General Counsel, Secretary and Managing Director
Eric A. Ennes, Global Controller and Managing Director
Anthony Sciacca, Managing Director
Richard F. Buckley, Managing Director, Senior Counsel and Assistant Secretary Tiffany P. Marosits, Counsel and Assistant Secretary

         Managers:

Thomas M. Finke - Chairman
M. Timothy Corbett
Roger W. Crandall
William F. Glavin Jr.
Clifford M. Noreen
Michael T. Rollings
Elizabeth A. Ward



         (d - e) During the last five years, none of the Reporting Persons nor any of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         (f) MassMutual is a Massachusetts corporation. Babson Capital is a Delaware limited liability company.


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CUSIP No. 18469P4#2                    13D                     PAGE 5 OF 8 PAGES
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Item     3  Source and Amount of Funds or Other Consideration:

         On March 26, 2015, MassMutual, through one or more advisory accounts for which Babson Capital serves as investment adviser, acquired the Mandatory Redeemable Preferred Shares in the ordinary course of business using funds that came directly or indirectly from the working capital of MassMutual.

Item     4  Purpose of Transaction:

         All of the Mandatory Redeemable Preferred Shares reported herein were acquired for investment purposes. The Reporting Persons do not at the present time have any plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of
         Schedule 13D. However, the Reporting Persons retain the right to modify plans with respect to the transactions described in this
         Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item     5  Interest in Securities of the Issuer:

         (a) As of March 26, 2015 MassMutual and Babson Capital may each be deemed to have beneficially owned in the aggregate the 240 Mandatory Redeemable Preferred Shares referenced herein. Based on the Issuer's Form N-2 filed on March 27,2015, such securities represent, in the aggregate, approximately 34.3% of the preferred equity securities of the Issuer.

         (b) MassMutual has shared power with Babson Capital to vote and dispose of 240 Mandatory Redeemable Preferred Shares for which it is deemed the beneficial owner. Babson Capital has shared power with MassMutual to vote and dispose of 240 Mandatory Redeemable Preferred Shares for which it is deemed the beneficial owner.

         (c)    Not Applicable.
         (d)    Not Applicable.
         (e)    Not Applicable.



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CUSIP No. 18469P4#2                    13D                     PAGE 6 OF 8 PAGES
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Item     6   Contracts, Arrangements, Understandings or Relationships With
             Respect to Securities of the Issuer:

         Babson Capital, in its capacity as investment adviser, holds in certain advisory accounts owned (directly or indirectly) or controlled by MassMutual, certain senior notes of the Issuer.

Item     7   Material to be Filed as Exhibits:

         Not Applicable.



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CUSIP No. 18469P4#2                    13D                     PAGE 7 OF 8 PAGES
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 31, 2015

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:
    ---------------------------
Name:  Donald Griffith
Title: Vice President



BABSON CAPITAL MANAGEMENT LLC

By:
    ---------------------------
Name:  Melissa LaGrant
Title: Managing Director


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CUSIP No. 18469P4#2                    13D                     PAGE 8 OF 8 PAGES
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                     AGREEMENT REGARDING THE JOINT FILING OF
                                      SCHEDULE 13D

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Act of 1934, as amended.


Dated:  March 31, 2015

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:
    ---------------------------
Name:  Donald Griffith
Title: Vice President



BABSON CAPITAL MANAGEMENT LLC

By:
    ---------------------------
Name:  Melissa LaGrant
Title: Managing Director